Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2013
(millions of dollars)
Earnings, as defined:
Net income	$287.9
Income taxes	172.4
Fixed charges included in the determination of net income, as below	112.4
Total earnings, as defined	$572.7

Fixed charges, as defined:
Interest expense	$101.6
Rental interest factor	2.8
Allowance for borrowed funds used during construction	8.0
Total fixed charges, as defined	$112.4

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.10
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.